Salient Products Corporation
1852 31st Street
San Diego, CA 92102

August 1, 2011

Jan Woo
Attorney-Advisor
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re:	Salient Products Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed July 14, 2011
File No. 333-173508

Dear Ms. Woo:

Salient Products Corporation submits this letter to you in response to your letter of July 27, 2011, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response. We also have appended a copy of the redline version of Amendment No. 4 to the end of this letter. Since our last filing, Mr. Peermahomed moved his principal address from  6455 Avenida Wilfredo, La Holla, CA 92037 to 1852 31st Street, San Diego, CA 92102.  We have noted the change of address throughout all documents in this filing.

COMMENT:

Summary Financial Information, page 7

1.         Please revise the summary financial information to reflect the period ended May 31, 2011, rather than March 31, 2011.

RESPONSE:

We acknowledge and accept this comment and have revised the summary financial information to reflect the period ended May 21, 2011, rather than March 31, 2011.

COMMENT:

Risk Factors
Our attorney is also serving as our escrow agent..., page 12

2.         We note that you continue to use mitigating language in the last sentence of your risk factor regarding the role of your escrow agent. Please refer to prior comment 3 and revise.

RESONSE:

We accept and acknowledge your comment and have further revised risk factor 21 on page 12 to note that “our escrow agent and our attorney, is expected to act in the best interests of and fulfill her fiduciary duty to us and our investors and we believe that she will act ethically and with integrity in all such capacities.”

COMMENT:

Item 6. Dilution, page 14

3.         Please update your dilution disclosures to include net tangible book value per share information, both before and after the offering, based on the most recent balance sheet information included in the filing.

RESPONSE:

We acknowledge and accept this comment and have updated our dilution disclosures based on the most recent balance sheet information included in the filing.

COMMENT:

Item 8. Plan of Distribution, page 15

4.         We note that you continue to refer to the “minimum offering proceeds” in the fifth paragraph on page 16 under the subheading “Deposit of Offering Proceeds.” Given that this offering is on an all-or none basis, please refer to prior comment 1 and revise.

RESPONSE:

We accept and acknowledge your comment and have further revised the mention of “minimum offering proceeds” on page 16 to “all offering proceeds”.

COMMENT:

Exhibits

5.           We note that you have not yet filed the escrow agreement as an exhibit to the registration statement. Please be advised that we may have further comments upon review of this agreement.

RESPONSE:

We accept and acknowledge your comment and have included the escrow agreement in this filing for your review.

Sincerely,

/s/ Shehzad Peermahomed
Shehzad Peermahomed
President